Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the use in this Registration Statement on Form S-1 of our report dated April 15, 2025, except for Note 1 as to which the data is September 12, 2025, relating to the financial statements of Banzai International, Inc. for the year ended December 31, 2024, before the effects of the retrospective adjustments related to the 1-for-20 reverse stock split of Banzai International, Inc.’s Class A and Class B common stock, effective May 8, 2026, as disclosed in Note 1 to the financial statements, appearing in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Marcum llp

Marcum LLP

Marlton, New Jersey

June 4, 2026